[redacted]

09040512

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AB 4/1

OMB APPROVAL
OMB Number: 3235-0123 Expires: February 28, 2010 Estimated average burden hours per response.... 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 42786

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Center Street Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

909 Cumberland Street
(No. and Street)

Bristol (City) VA (State) 24201 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jack R. Thacker 276-669-7775
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KRAFTCPAs PLLC
(Name - *if individual, state last, first, middle name)*

555 Great Circle Road (Address) Nashville (City) TN (State) 37228 (Zip Code)

SEC
Mail Processing
Section

MAR 26 2009

Washington, DC
122

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jack R. Thacker, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Center Street Securities, Inc., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

BARBARA J. HANSEN STATE OF TENNESSEE NOTARY PUBLIC DAVIDSON COUNTY

9-19-09

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KraftCPAs
PLLC

INDEPENDENT AUDITORS' REPORT
ON FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

To the Board of Directors
Center Street Securities, Inc.
Bristol, Virginia

We have audited the accompanying statement of financial condition of Center Street Securities, Inc. (the "Company") as of December 31, 2008, and the related statements of income, changes in stockholder's equity, cash flows and changes in liabilities subordinated to claims of general creditors, for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Center Street Securities, Inc. as of December 31, 2008, and the results of its operations and its cash flows and changes in liabilities subordinated to claims of general creditors for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KraftCPAs PLLC

Nashville, Tennessee
March 24, 2009

KraftCPAs PLLC - Certified Public Accountants and Consultants
555 Great Circle Road • Suite 200 • Nashville, TN 37228 • Phone 615-242-7351 • Fax 615-782-4271 • www.kraftcpas.com
Also in Columbia and Lebanon, Tennessee • An independently owned member of the RSM McGladrey Network

CENTER STREET SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2008

ASSETS

Cash	$	79,716
Deposit with clearing broker		15,000
Receivable from brokers and dealers		308
TOTAL ASSETS	$	95,024

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Accounts payable	$	3,609
Accrued expenses		4,400
TOTAL LIABILITIES		8,009
STOCKHOLDER'S EQUITY		
Common stock, no par value, 1,000 shares authorized, 500 shares issued and outstanding		8,000
Additional paid-in capital		75,929
Retained earnings		3,086
TOTAL STOCKHOLDER'S EQUITY		87,015
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	95,024

The accompanying notes are an integral part of the financial statements.

CENTER STREET SECURITIES, INC.

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2008

REVENUES	
Commissions	$ 281,266
Service fees	1,627
Interest	1,594
TOTAL REVENUES	284,487
EXPENSES	
Commissions	220,286
Brokerage, exchange and clearance fees	37,476
Interest	1,800
Occupancy	7,149
Registration, licenses and taxes	10,491
Other expense	5,140
TOTAL EXPENSES	282,342
INCOME BEFORE INCOME TAX	2,145
PROVISION FOR INCOME TAXES	372
NET INCOME	$ 1,773

The accompanying notes are an integral part of the financial statements.

CENTER STREET SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2008

	Common Stock		Additional Paid-In	Retained	
	Shares	Amount	Capital	Earnings	Total
BALANCE - BEGINNING OF YEAR	500	$ 8,000	$ 37,000	$ 1,313	46,313
Withdrawal of capital by former stockholder	-	-	(26,671)	-	(26,671)
Additional paid-in capital by new stockholder	-	-	65,600	-	65,600
Net income	-	-	-	1,773	1,773
BALANCE - END OF YEAR	500	$ 8,000	$ 75,929	$ 3,086	$ 87,015

The accompanying notes are an integral part of the financial statements.

CENTER STREET SECURITIES, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2008

OPERATING ACTIVITIES	
Net income	$ 1,773
Adjustments to reconcile net income to net cash provided by operating activities:	
Loss on disposal of furniture and equipment	256
Decrease in operating assets:	
Deposit with clearing broker	18
Receivable from brokers and dealers	6,866
Other assets	557
Increase (decrease) in operating liabilities:	
Accounts payable	3,609
Accrued expenses	(4,332)
TOTAL ADJUSTMENTS	6,974
NET CASH PROVIDED BY OPERATING ACTIVITIES	8,747
INVESTING ACTIVITIES	
Proceeds from maturity of certificate of deposit	54,390
FINANCING ACTIVITIES	
Cash capital contribution by new stockholder	65,600
Cash distribution to former stockholder	(26,671)
Payments of subordinated debt	(40,000)
NET CASH USED IN FINANCING ACTIVITIES	(1,071)
INCREASE IN CASH	62,066
CASH - BEGINNING OF YEAR	17,650
CASH - END OF YEAR	$ 79,716
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION	
Cash payments for interest	$ 1,800

The accompanying notes are an integral part of the financial statements.

CENTER STREET SECURITIES, INC.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

FOR THE YEAR ENDED DECEMBER 31, 2008

Subordinated borrowings - Beginning of year	$ 40,000
Issuance of subordinated note	-
Payment of subordinated note	(40,000)
Subordinated borrowings - End of year	$ -

The accompanying notes are an integral part of the financial statements.

CENTER STREET SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2008

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Center Street Securities, Inc. (the "Company") began operations on June 1, 1990 as Elliot Financial Services, Inc. ("Elliot"). Elliot officially changed its name on April 15, 2008 to Center Street Securities, Inc. On June 27, 2008 the sole shareholder sold his entire interest in the Company to the Company's president, in conjunction with which the Company repaid a $40,000 debt to him and made a $26,671 cash distribution to him as a return of capital.

The Company is registered as an introducing broker with the Financial Industry Regulatory Authority (FINRA) and the Securities and Exchange Commission (SEC). The Company has a contractual agreement with a clearing broker. The clearing broker, located in Birmingham, Alabama, carries the accounts of the Company's customers on its books. The Company receives commissions for sales of various mutual funds and real estate investment trusts. The Company's customers are located primarily in the southeastern United States.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The financial statements are presented on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

Cash and cash equivalents

The Company considers all highly liquid instruments purchased with original maturities of three months or less, redeemable without penalty for early withdrawal, to be cash equivalents.

Use of estimates in the preparation of financial statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Advertising and market development costs

Advertising and market development costs are expensed as incurred.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Deposits with clearing broker

The Company clears its accounts through another broker-dealer, Sterne, Agee and Leach, Inc. ("SAL") on a fully disclosed basis via a correspondent clearing agreement which expires on July 8, 2009. The Company has agreed to maintain a deposit account with SAL in the amount of $15,000 in accordance with the clearing agreement.

Commission income

Commission income and related brokerage, exchange and clearance fees are recorded on a trade-date basis as securities transactions occur.

Taxes

The Company is classified as a C corporation under the Internal Revenue Code. Federal and state income taxes are recognized in the period applicable.

Differences between the financial statement and tax bases of asset and liabilities were not significant. Accordingly, deferred income taxes have not been provided.

Recent accounting pronouncements

In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 157, *Fair Value Measurements* (SFAS No. 157). SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurement. SFAS No. 157 also emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and sets out a fair value hierarchy with the highest priority being quoted prices in active markets. Under SFAS No. 157, fair value measurements are disclosed by level within that hierarchy. In February 2008, the FASB issued FASB Staff Position No. 157-2, *Effective Date of FASB Statement No. 157*, which permits a one-year deferral for the implementation of SFAS No. 157 with regard to nonfinancial assets and liabilities that are not recognized or disclosed at fair value in the financial statements on a recurring basis. The Company adopted SFAS No. 157 for the fiscal year beginning January 1, 2008, except for such nonfinancial assets and liabilities, for which delayed application is permitted until fiscal years beginning after November 15, 2008.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recent accounting pronouncements (Continued)

In July 2006, the FASB issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement 109* (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with Statement of Financial Accounting Standards (SFAS) No. 109, *Accounting for Income Taxes*. FIN 48 prescribes a recognition threshold and measurement standard for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition of tax benefits, classification on the balance sheet, interest and penalties, accounting in interim periods, disclosure, and transition. In December 2008, the FASB provided for a deferral of the effective date of FIN 48 for certain nonpublic enterprises to annual financial statements for fiscal years beginning after December 15, 2008. The Company has elected this deferral and, accordingly, will be required to adopt FIN 48 in its 2009 annual financial statements. The provisions of FIN 48 are to be applied to all tax positions upon initial application of this standard. Only tax positions that meet the more-likely-than-not recognition threshold at the effective date may be recognized or continue to be recognized upon adoption. Prior to adopting FIN 48, the Company will continue to evaluate uncertain tax positions and related income tax contingencies under SFAS No. 5, *Accounting for Contingencies*. SFAS No. 5 requires annual accrual for losses that are considered probable and can be reasonably estimated, or disclosure for losses that are considered reasonably possible and/or cannot be reasonably estimated.

The Company is currently evaluating the impact, if any, of the adoption of these pronouncements on the financial statements.

NOTE 3 - RELATED PARTY TRANSACTIONS

The Company rents office space on a month-to-month basis from Thacker Properties, LLC, which is owned by the sole owner of the Company. Rent also includes the use of office equipment. Rent expense amounted to approximately $4,500 for the year, of which $1,500 is unpaid and included in accounts payable at December 31, 2008.

The Company had a $40,000 note payable to the former stockholder (see Note 1) which was paid off in 2008. The note bore interest at 9%. Interest paid to the former stockholder amounted to $1,800 for the year ended December 31, 2008.

NOTE 4 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule of the "applicable" exchange also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2008, the Company had regulatory net capital of $86,715, which was $81,715 in excess of its required minimum of $5,000. The Company's percent of aggregate indebtedness to net capital ratio was .09 to 1.

SUPPLEMENTAL SCHEDULES

CENTER STREET SECURITIES, INC.

COMPUTATION OF NET CAPITAL

DECEMBER 31, 2008

Net Capital		
Total stockholder's equity from the Statement of Financial Condition	$	87,015
Haircuts on securities:		
Other securities		300
Net capital	$	86,715
Total aggregate indebtedness	$	8,009
Computation of basic net capital requirement		
Net capital requirement	$	5,000
Excess net Capital	$	81,715
Excess net Capital at 1000%	$	85,914
Percentage of aggregate indebtedness to net capital	$	9 %

CENTER STREET SECURITIES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3

DECEMBER 31, 2008

The Company is exempt from the requirements of Rule 15c3-3 under the exemption provided in Section K(2)(ii) of the Rule.

CENTER STREET SECURITIES, INC.

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

DECEMBER 31, 2008

The Company is exempt from the requirements of Rule 15c3-3 under the exemption provided in Section k(2)(ii) of the Rule.

CENTER STREET SECURITIES, INC.

RECONCILIATION, INCLUDING APPROPRIATE EXPLANATION, OF THE COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 AND THE COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER EXHIBIT A OF RULE 15c3-3

AS OF DECEMBER 31, 2008

Reconciliation of the Company's computation (included in Part II of Form X-17A-5 as of December 31, 2008)

Net capital, as reported in Company's Part II (unaudited FOCUS report)	$	86,715
Audit adjustments - none		-
Net capital, per audited financial statements	$	86,715

CENTER STREET SECURITIES, INC.

RECONCILIATION BETWEEN THE AUDITED AND UNAUDITED
STATEMENTS OF FINANCIAL CONDITION
WITH RESPECT TO METHODS OF CONSOLIDATION

DECEMBER 31, 2008

Not applicable

CENTER STREET SECURITIES, INC.

MATERIAL INADEQUACIES FOUND TO EXIST
OR FOUND TO HAVE EXISTED

DECEMBER 31, 2008

None

KraftCPAs
PLLC

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Board of Directors
Center Street Securities, Inc.
Bristol, Virginia

In planning and performing our audit of the financial statements of Center Street Securities, Inc. (the "Company") as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

KraftCPAs PLLC - Certified Public Accountants and Consultants
555 Great Circle Road • Suite 200 • Nashville, TN 37228 • Phone 615-242-7351 • Fax 615-782-4271 • www.kraftcpas.com
Also in Columbia and Lebanon, Tennessee • An independently owned member of the RSM McGladrey Network

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of the Company's Board of Directors, Stockholder, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KraftCPAs PLLC

Nashville, Tennessee
March 24, 2009

CENTER STREET SECURITIES, INC.

BRISTOL, VIRGINIA

FINANCIAL STATEMENTS, FORM X-17A-5, PART III,
SUPPLEMENTAL SCHEDULES,
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2008

CENTER STREET SECURITIES, INC.

BRISTOL, VIRGINIA

FINANCIAL STATEMENTS, FORM X-17A-5, PART III,
SUPPLEMENTAL SCHEDULES,
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2008

CONTENTS